Filed by Falconbridge Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Falconbridge Limited

Commission File No. 333-129218

Falconbridge Limited Update July 2006

Forward-Looking Statements Certain statements contained in this News Release are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco’s offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) the arrangement transaction agreed to between Phelps Dodge and Inco pursuant to which Phelps Dodge will acquire Inco and the benefits of such a combination, (iv) Xstrata’s offer to acquire all of the common shares of Falconbridge Limited (v) our future financial requirements and funding of those requirements, (vi) our expectations with respect to our development projects, (vii) our production forecast for 2006 and (viii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this News Release. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco’s offer to acquire all of Falconbridge’s common shares and the Phelps Dodge and Inco transaction, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; the quantum and availability of pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; divestitures required by regulatory agencies completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge’s operations with those of Inco and with those of Phelps Dodge; the timely completion of the steps required to be taken for the eventual combination of Falconbridge and Inco and the combination of Falconbridge, Inco and Phelps Dodge; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge’s costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge’s Board of Directors may determine in light of other uses for such funds and other factors. Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company's ability to control or predict. Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge’s annual information form. Readers are encouraged to consult such filings. While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this News Release. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge, the combination of Inco and Falconbridge or the combination of Inco, Falconbridge and Phelps Dodge, or the Xstrata offer for Falconbridge.

Agenda Summary of Transactions Board Recommendation Falconbridge Recommends Inco Offer Three-way Combination – Phelps Dodge, Inco, Falconbridge Q2 Results Summary 1 2 3 4 (ALL AMOUNTS ARE IN U.S. DOLLARS) 5 6

Summary of Transactions

Transaction Summary (1) Fully-diluted basis (2) Rounded from 0.55676 Current Value of Offer for Falconbridge Ownership of New Inco: ~50% Inco/~50% Falconbridge Date Cash (Cdn) Shares of Inco Original Offer Oct. 11 '05 $7.50 0.524 Increased Offer May 13 '06 $5.00 - Increased Offer June 23 '06 $5.00 0.032 Increased Offer July 16 '06 $1.00 - Current Offer $18.50 0.557 Falconbridge will pay Cdn$0.75/common share special dividend to shareholders of record on July 26, 2006

Inco Offer for Falconbridge* Value Per Falconbridge Share Inco share price C$82.45 FAL exchange rate x 0.55676 Share Consideration C$45.90 Cash for FAL C$18.50 Implied offer per FAL share C$64.40 * Based on closing prices on July 24, 2006 Falconbridge will also pay Cdn$0.75/common share special dividend to shareholders of record on July 26, 2006

Xstrata’s Offer for Falconbridge May 17, 2006: Xstrata announced cash bid of Cdn$52.50 per Falconbridge common share July 11, 2006: Xstrata raised cash bid to Cdn$59 per Falconbridge common share July 19, 2009: Xstrata raised cash bid to Cdn$62.50 Offer open until August 14, 2006 Conditional on: approval by Xstrata shareholders – expected on August 14, 2006 Investment Canada approval Minimum tender condition by Falconbridge shareholders has been waived by Xstrata; Xstrata can take up any or all shares tendered Shareholders will also receive special cash dividend of Cdn$0.75/share as declared by Falconbridge

Phelps Dodge Revised Offer for New Inco (1) Based on closing stock prices on July 24, 2006 Expected close: September 2006 Timing: Corporate, Copper Division: Phoenix, Arizona Nickel Division: Toronto, Ontario Headquarters: Phelps Dodge Inco Corporation Name: Phelps Dodge and Inco shareholder votes Not conditioned on Inco / Falconbridge merger completion Regulatory approvals Key Conditions: Plan of Arrangement Amended Support Agreement Up to US$5.0 billion Share Repurchase Program Inclusive of up to US$3.0 billion Convertible Subordinated Note purchase commitment Structure: C$20.25 + 0.672 Phelps Dodge shares for each Inco share Approximately C$16 billion in cash (three-way) Approximately 299 million shares (three-way) Consideration Mix: C$78.86/share for Inco Offer Value(1):

Board Recommendation

Board Recommendation Assessment of Offers Considered both financial and non-financial aspects of offers Assisted by external legal and financial advisors Continue to recommend Inco Offer Xstrata’s offer Conditional on shareholder and Investment Canada approvals Currently below implied value of Inco bid and current market price Prevents participation in exceptional earnings potential and shareholder creation of new Inco Limits exposure to strong market fundamentals and positive outlook for nickel and copper

Supportive Market Fundamentals 12 - 13 up to 45 6.5 – 7.5 Metal Premiums–Current Spot (US¢/lb.) 6.5 1.5 1.9 LME Stocks (days of consumption) (370,000) (22,000) (100,000) Market Balance – 2006 (tonnes) Zinc Nickel Copper Market balances are negative and deficits have increased since beginning of the year. Demand likely to be constrained by supply in 2007 Available stocks are at critically low levels and cancelled warrants represent significant percentage of current LME stocks Spot metal premiums have reached all time highs for nickel and zinc, at upper range for copper; expected to remain high Markets remain vulnerable to supply disruptions and project delays

Q2 and H1 2006 Results *In accordance with Canadian GAAP Annual synergies of $550 million (pre tax) would be additive to these results. FALCONBRIDGE Q2 2006 H1 2006 Earnings* $728 $1,190 Operating cashflow before changes in working capital $1,002 $1,670 INCO Q2 2006 H1 2006 Earnings* $472 $674 Operating cashflow before changes in working capital $582 $885

New Inco Production Growth Potential New Inco (millions of pounds of nickel) 737 1,025 Falconbridge Falconbridge Inco Inco 39% growth 86% growth 1,400 2,600 Falconbridge Falconbridge Inco New Inco (millions of pounds of copper) Nickel Production Expected to Climb 39% by 2009 Potential to Almost Double Copper Production by 2011 2005 2009E Inco 2005 2011E

Falconbridge Recommends Inco Offer

Inco’s Offer to Acquire Falconbridge Acquisition Highlights Global leader in nickel and leading copper company Outstanding nickel and copper growth prospects Strong cash flow and financial strength to grow US$550 million in annual synergies identified Significantly accretive Reduced risk profile Enhanced share liquidity Potential re-rating in capital markets

▲■■ Leading nickel position Excellent copper position World-class operations Enviable reserves and growth prospects Solid, global marketing position At forefront of technological capability in our industry ◆◆◆◆Existing Operation Development Project Existing Operation Development Project Nickel Copper ◆◆Falconbridge Existing Operation Development Project Nickel Inco Zinc ■Existing Operation ■Development Project Aluminum ▲Existing Operation ■■■■■▲▲▲▲▲◆◆◆◆◆◆Inco’s offer to acquire Falconbridge World Leader in Nickel, Strong Position in Copper

A Resource-Rich Company Estimated contained nickel in mineral reserves (millions of tonnes) Inco4 (standalone) Falconbridge1 (standalone) Proven and probable copper estimated mineral reserves at December 31, 2005 (millions of tonnes) (5) from Falconbridge’s 2005 Annual Report to shareholders – assumes 100% ownership of Antamina’s and Collahuasi’s estimated proven and probable copper mineral reserves and other non-wholly-owned copper projects BHP Billiton2 Norilsk3 Inco (proforma) 1 Source: Falconbridge 2005 Annual Report 2 Source: BHP Billiton 2005 Form 20-F (at June 30, 2005) 3 Source: Norilsk 2004 Annual Report 4 Source: Inco 2005 Annual Report Inco4 (standalone) Falconbridge1 (standalone) Inco (proforma) 0 2 4 6 8 10 12 0 500 1,000 1,500 2,000 2,500 3,000

New Inco Production Growth Potential New Inco (millions of pounds of nickel) 737 1,025 Falconbridge Falconbridge Inco Inco 39% growth 86% growth 1,400 2,600 Falconbridge Falconbridge Inco New Inco (millions of pounds of copper) Nickel Production Expected to Climb 39% by 2009 Potential to Almost Double Copper Production by 2011 2005 2009E Inco 2005 2011E

Inco's offer to acquire Falconbridge

Impressive Nickel and Copper Growth Pipeline



Koniambo
Nickel Development
Copper Development
Voisey's Bay
El Morro
Pomalaa
Goro
El Pachón
Frieda River
Kabanga
Greenfield Projects
2006
2007
2008
2009
2010
Beyond 2010
Brownfield Projects
Bahodopi
Raglan Expansion
1-D Lower
Collahuasi Moly Recovery
Nickel Rim
Goro Expansion
Collahuasi Debottlenecking
Collahuasi Expansion
Lomas Bayas Expansion
Totten
Pomalaa Expansion
Sorowako Limonite
Sudbury Expansion
Fraser Morgan
Kelly Lake
Montcalm
Onaping

Synergies at operating and corporate levels Contribution would begin in 2006 US$550 million run rate (can be achieved two years after deal closes) Synergies unique to our two companies Estimated NPV of synergies of US$4.5 billion Best use of Sudbury processing facilities à increased nickel, copper, cobalt and PGM production Accelerated mine development in Sudbury à more jobs and investment in medium and longer term; some necessary short-term rationalization Integration planning well advanced with dedicated integration teams Synergies at other sites Raglan and Voisey’s Bay New Caledonia nickel projects Inco’s offer to acquire Falconbridge US$550 Million of Annual Synergies Identified

Inco’s offer to acquire Falconbridge Proforma Enterprise Value (1) (1) Stock prices as of July 21, 2006. PF Inco based on pro forma standalone enterprise values and does not include any impact of multiple re-rating or synergies. “Enterprise Value” means equity value plus net debt, preferred stock and minority interest less investments in unconsolidated affiliates. 128.2 67.4 68.1 55.4 42.2 34.3 26.7 24.4 22.9 22.7 $0 $20 $40 $60 $80 $100 $120 $140 BHP Rio Anglo CVRD PF Inco Alcoa Xstrata Barrick Alcan Newmont Total Enterprise Value (US$ billions) 23.6 Norilsk

All required regulatory approvals received Received Canadian Competition Bureau clearance in late January Received Department of Justice clearance on June 23, 2006 Received EU clearance on July 4, 2006 Inco’s offer to acquire Falconbridge Update on Regulatory Process

Three-way Combination Phelps Dodge/Inco/Falconbridge Transaction Rationale

Key Deal Terms

	Inco Offer for Falconbridge	Phelps Dodge Offer for Inco
Offer Value[1]:	• C$64.40 / share	• C$78.86 / share
Consideration Mix:	• C$18.50 / share cash + 0.55676 Inco shares	• C$20.25 / share cash + 0.672 Phelps Dodge shares
Aggregate Value:	• C$7 billion cash + 213 million Inco shares	• C$16 billion cash + 299 million Phelps Dodge shares
Break-up Fee:	• Falconbridge to Inco – US$450 million	• Inco to Phelps Dodge – US$925 million (3%) if Inco is successful in acquiring Falconbridge – US$475 million (3%) if Inco standalone • Phelps Dodge to Inco – US$500 million (3%)
Key Conditions:		• Phelps Dodge shareholder vote • Inco shareholder vote
Expected Closing:	• July 2006	• September 2006

(1) Based on Phelps Dodge and Inco closing prices on July 24, 2006

Summary of Phelps Dodge Inco Chairman and Chief Executive Officer: J. Steven Whisler Vice Chairman: Scott M. Hand President and Chief Operating Officer: Timothy R. Snider President Inco Nickel: Derek G. Pannell Chief Financial Officer: Ramiro G. Peru Key Management: Phelps Dodge Shareholders: 40% Inco Shareholders: 31% Falconbridge Shareholders: 29% Pro Forma Ownership: Phelps Dodge: 11 Inco/Falconbridge: 4 Board Composition: NYSE and TSX Listings: Corporate, Copper Division: Phoenix, Arizona Nickel Division: Toronto, Ontario Headquarters: Phelps Dodge Inco Corporation Name:

Phelps Dodge/Inco/Falconbridge Creating a Global Industry Leader Preeminent North American-based miner Industry leader in safe production Pro forma enterprise value of US$57 billionDiversity of commodities, markets and geographies Leading global market positions #1 in nickel #2 in molybdenum #2 in copper #3 in cobalt Quality assets with long-lived reserves Global scale with superior growth pipeline Proven operating capabilities, project management and industry-leading technology Significant synergies of approximately $900 million Combination of experienced and proven management teams Financial strength and capital access to invest in growth Clear potential for multiple expansion (1) Pro forma enterprise value as of June 23, 2006

(1) Stock prices as of July 21, 2006. Phelps Dodge Inco and PF Inco values based on pro forma standalone enterprise values and does not include any impact of multiple re-rating or synergies. “Enterprise Value” means equity value plus net debt, preferred stock and minority interest less investments in unconsolidated affiliates. Enterprise Value (US$ billions) “Super Majors” Phelps Dodge’s offer to acquire PF Inco Proforma Enterprise Value (1) 128.2 68.1 67.4 55.4 42.2 34.3 26.7 24.4 22.9 22.7 $0 $20 $40 $60 $80 $100 $120 $140 BHP Anglo Rio CVRD PF Inco Alcoa Xstrata Barrick Alcan Newmont Total Enterprise Value (US$ billions) 57.0 Phelps Dodge Inco 23.6 Norilsk

Scale and Breadth of Core Operations Phelps Dodge Today 13,500 employees Operations, projects and offices in 23 countries Phelps Dodge Inco 40,000 employees Operations, projects and offices in more than 40 countries Inco Today 12,000 employees Operations, projects and offices in 12 countries Falconbridge Today 14,500 employees Operations, projects and offices in 18 countries Copper Operations Copper Development Nickel Operations Nickel Development

Enhanced Commodity Diversification 2005 Revenue: US$8.3 billion 2005 Revenue: US$4.5 billion 2005 Revenue: US$8.1 billion 2005 Revenue: US$21.0 billion + + Phelps Dodge Inco Falconbridge = Phelps Dodge Inco Copper 77% Moly 23% Copper 54% Other 19% Nickel 25% Cobalt 2% Nickel 83% Other 7% Cobalt 1% Copper 9%

80 68 62 34 32 0 15 30 45 60 75 90 Codelco Phelps Dodge Inco Phelps Dodge Rio Tinto Grupo Mexico Leading Market Positions in Key Commodities Source: Public filings, Phelps Dodge research. Note: Copper, molybdenum and refined cobalt represent proportionate share of production. Top Molybdenum Producers (2005) (Pounds in millions) Top Copper Producers (2005) (Pounds in millions) Top Nickel Producers (2005) (Pounds in millions) Top Refined Cobalt Producers (2005) (Pounds in millions) 4,129 3,410 2,884 2,176 1,786 0 1,000 2,000 3,000 4,000 5,000 Codelco Phelps Dodge Inco BHP Billiton Phelps Dodge Rio Tinto 738 551 487 295 251 0 200 400 600 800 Phelps Dodge Inco Norilsk Inco BHP Billiton Falconbridge 28 18 14 11 8 0 5 10 15 20 25 30 China Producers OMG Phelps Dodge Inco Norilsk Chambashi Metals

Long-Lived Operating Assets Sudbury (100%) Reserves: 180 Production: 130 Mine Life: 30 Morenci (85%) Reserves: 2,827 Production: 340 Mine Life: 20 Antamina (33.75%) Reserves: 496 Production: 201 Mine Life: 15 Collahuasi (44%) Reserves: 1,984 Production: 140 Mine Life: 20 Candelaria (80%) Reserves: 271 Production: 143 Mine Life: 15 El Abra (51%)(2) Reserves: 232 Production(2): 118 Mine Life: 6 Voisey’s Bay (100%) Reserves: 35 Production (1): 55 Mine Life: 30 PT Inco (61%) Reserves: 99 Production: 51 Mine Life: 30 Bagdad (100%) Reserves: 635 Production: 101 Mine Life: 20 Henderson (100%) Reserves: 151 Production: 32 Mine Life: 17 Sierrita (100%) Reserves: 1,089 Production: 79 Mine Life: 26 Note: Reserves and production shown on pro-rata basis. Reserves in millions of short tons. Production in thousands of short tons. Approximate mine life in years. Reserves reported in accordance with regulatory requirements for each company. (1) Estimated annual production. (2) Does not include potential expansion capacity. Cerro Verde (53.6%) Reserves: 942 Production(1): 160 Mine Life: 30 Copper Operations Copper Development Nickel Operations Nickel Development

Strong Growth Pipeline in Core Commodities


Copper Projects
Nickel Projects
Moly Projects
Greenfield Projects
Pomalaa (Inco)
Goro (Inco)
Safford (PD)
Koniambo (Falco)
El Morro (Falco)
Tenke Fungurume (PD)
El Pachon (Falco)
Frieda River (Falco)
Kabanga (Falco)
2006
2007
2008
2009
2010
Brownfield Projects
Henderson (PD)
Cerro Verde (PD)
Collahuasi Moly Recover (Falco)
Raglan Expansion (Falco)
1-D Lower (Inco)
Collahuasi Debottlenecking (Falco)
Lomas Bayas Expansion (Falco)
Collahuasi Expansion (Falco)
Bahodopi (Inco)
Nickel Rim (Falco)
El Abra (PD)
Climax (PD)
Goro Expansion (Inco)
Totten (Inco)
Pomalaa Expansion Sorowako Limonite (Inco)
Safford - Lone Star (PD)
Voisey's Bay Expansion (Inco)
Tenke Fungurme Expansion (PD)

Significant Additional Synergies from Three-Way Combination $550 $900 +$350 (1) Assumes discount rate of 7% % of Phelps Dodge Inco 2005 PF Revenue: 4.3% NPV of Synergies (1): ~$5,800 (US$ millions) Feed Flow Optimization Maximizing Throughput Cost & Other Improvements SG&A Technology & Debottlenecking “One Mine” and QfZ Projects Sourcing & Logistics SG&A and Exploration $205 $135 $130 $120 $50 $50 $100 $110 $0 $200 $400 $600 $800 $1,000 Inco/Falconbridge Synergies Phelps Dodge Inco Synergies

Synergy Opportunities Key drivers of cost savings Optimization of product flow Rationalization of purchasing and procurement Corporate office and governance Shared business services Focused exploration Application of best practices across portfolio Continuous improvement in capital efficiency Additional benefits expected in subsequent years North American “One Mine” Quest for Zero program Proven track record of delivering synergies / cost reduction $135 million in synergies announced in Cyprus Amax transaction Exceeded initial estimates by 35% Achieved one year ahead of schedule

Leading S&P 500 Index Company Market Capitalization Source: FactSet as of June 23, 2006. (1) Pro forma market capitalization based on Phelps Dodge’s combination with Inco / Falconbridge. Market Cap. Rank Company ($ billions) 57 Caterpillar Inc. $48.3 58 Lowe's Cos. 47.3 59 WellPoint Inc. 46.4 60 Texas Instruments Inc. 45.8 61 Fannie Mae 45.0 62 Yahoo! Inc. 44.4 63 Walgreen Co. 44.0 64 Target Corp. 42.8 65 Washington Mutual Inc. 42.7 66 eBay Inc. 42.3 Phelps Dodge Inco 41.9 67 Occidental Petroleum Corp. 41.4 68 McDonald's Corp. 40.6 69 Freddie Mac 39.3 70 E.I. DuPont de Nemours & Co. 38.5 71 Valero Energy Corp. 38.2 72 Exelon Corp. 38.1 164 Phelps Dodge 16.1

Three-Way Combination Superior asset quality and growth profile Greater synergies than any other combination Highly liquid stock and leading member of S&P 500 Clear case for multiple expansion NYSE and TSX listings Approved by all three boards Enhanced premium to competing offers Ongoing equity participation in combined entity Significant presence and ongoing commitment to Canada

Q2 Results

Q2 2006 Results Increase in net income due to higher metal prices and higher copper, zinc and molybdenum sales volumes, partly offset by energy and exchange rates Realized higher prices for copper 116%, nickel 18%, zinc 146% and aluminum 39% Net-debt-to-capitalization ratio decreased to 26.7% Y-O-Y (US$ millions, except per share amounts) 2006 2005 Change Net income 728 $ 202 $ 260% Per share - basic 1.94 $ 0.62 $ 213% Per share - diluted 1.91 $ 0.61 $ 213% Income generated by operating assets 1,241 $ 463 $ 168% 2nd Quarter

Consolidated Results 2nd Qtr Six Months (US$ millions, except per share information) 2006 2005 2006 2005 Revenues 3,948 2,052 6,806 3,946 Operating expenses Mining, processing and refining costs 825 643 1,568 1,238 Purchased raw materials 1,723 799 2,930 1,521 Depreciation, amortization and accretion 159 147 328 265 2,707 1,589 4,826 3,024 Income generated by operating assets 1,241 463 1,980 922 Interest expense, net 45 37 77 65 Corporate and general administration 39 19 63 36 Research, development and exploration 16 16 27 27 Minority interest in earnings of subsidiaries 3 55 5 149 Income before undernoted 1,138 336 1,808 645 Other expense (income) 4 1 (10) 10 Tax expense 406 133 628 257 Net income 728 202 1,190 378 Basic earnings per common share 1.94 $ 0.62 $ 3.17 $ 1.20 $ Diluted earnings per common share 1.91 $ 0.61 $ 3.12 $ 1.19 $

Average Realized Prices & Exchange Rate (US$ per pound, except as noted) 2nd Qtr YTD LME 2006 2005 2006 2005 Current Copper 3.39 1.57 2.82 1.55 3.43 Nickel 9.00 7.64 7.89 7.34 12.11 Zinc 1.55 0.63 1.32 0.63 1.45 Aluminum 1.25 0.90 1.20 0.91 1.12 Lead 0.57 0.50 0.61 0.50 0.47 Exchange Rate (US$ = Cdn$1) 0.89 0.80 0.88 0.81 0.88 Exchange Rate (Chilean Peso = US$1) 543.00 582.00 538.00 583.00 540.00

Income Generated by Op. Assets (US$ millions) 2nd Qtr Six Months 2006 2005 2006 2005 Copper 922 270 1,499 556 Nickel 278 244 479 467 Zinc 164 33 235 48 Aluminum 85 46 145 93 Other (49) 17 (50) 23 Depreciation, amortization and accretion (159) (147) (328) (265) Income generated by operating assets 1,241 463 1,980 922

Consolidated Balance Sheet (US$ millions) 30-Jun-06 31-Dec-05 ASSETS Cash and cash equivalents 661 $ 886 $ Accounts receivable 1,673 1,007 Metals and other inventories 2,196 1,708 4,530 3,601 Operating capital assets 5,909 6,803 Development projects 1,836 1,707 Investments and other assets 423 307 Goodwill 529 - TOTAL ASSETS 13,227 $ 12,418 $ LIABILITIES AND EQUITY Accounts and taxes payable 2,202 $ 1,691 $ Debt due within one year 351 353 2,553 2,044 Long-term debt 2,516 2,598 Preferred share liabilities 132 876 Future income taxes 941 1,156 Asset retirement obligation, pension and other provisions 669 659 Stockholders' interests Interests of other shareholders 243 54 Shareholders' equity 6,173 5,031 6,416 5,085 TOTAL LIABILITIES AND EQUITY 13,227 $ 12,418 $ Net-debt-to-capitalization 26.7% 36.7%

Production Outlook for 2006 Copper Nickel Aluminum Zinc Actual 2005 Previous Forecast 2006 Current Forecast 2006 Production (MT) Mined 460,000 475,000 462,000 Refined 640,000 635,000 544,000 Mined 80,000 82,000 80,000 Refined 110,000 115,000 114,000 Mined 460,000 460,000 454,000 Refined 210,000 210,000 182,000 Primary 250,000 250,000 246,000 Fabricated 195,000 195,000 178,000

Summary

Falconbridge Today In an Excellent Position Falconbridge remains in an excellent position to add value for shareholders Strong industry fundamentals for all our metals Solid operating base with upside potential World-class greenfield and brownfield growth projects Impressive financial performance

Falconbridge Limited Update July 2006

Important Legal Information This communication is being made in respect of Inco Limited’s proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco’s offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge’s investor relations department. Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.